News Release Communiqué de Pressee

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TOTAL S.A.
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Start-up of a new polypropylene production line at the
Daesan plant in South Korea
Paris, October 16, 2007 — Total announces the start-up of a new polypropylene production line at its Daesan plant in South Korea, in which it owns a 50% interest in partnership with Samsung.
Part of the important expansion project of the site launched in October 2005, the new unit, with a capacity of 300,000 tons per year, will bring the total polypropylene capacity of the plant to 554,000 tons per year. A major expansion of the naphtha cracker has also been recently completed with the revamping of the associated downstream units. Completed within budget and schedule and with an excellent safety record, the expansion works have boosted the ethylene capacity of the cracker from 600,000 tons per year to 820,000 tons per year.
In parallel, one styrene monomer unit has been expanded from 380,000 tons to 600,000 tons per year which included the conversion of the ethylbenzene section from gas to liquid phase, and incorporating energy-efficient multi-effect distillation in the purification section. The styrene production in the Daesan facility is currently 850,000 tons per year.
The expansion works on the naphtha cracker and styrene unit were completed at the end of May, and were brought on-line as planned in early June.
The Samsung Total Petrochemicals joint-venture was created in April 2003, both partners, Total and Samsung, retaining a stake of 50%. The Daesan facility expansion project will allow Total to consolidate its commercial position in the Asian countries, in particular on the Chinese markets.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com